Exhibit 99.2

Magna International Inc.

Consolidated Financial Statements

December 31, 2020

Magna International Inc. 337 Magna Drive Aurora, Ontario L4G 7K1 Tel (905) 726-2462 Fax (905) 726-7164

Consolidated Financial Statements

Magna International Inc.

December 31, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Magna International Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Magna International Inc. and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows, for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 4, 2021, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Equity Method Investments — Refer to Notes 1 and 2 to the Financial Statements

Critical Audit Matter Description

The Company monitors its equity method investments for indicators of other-than-temporary declines in value on an ongoing basis and determined that indicators of impairment were present related to its investment in Getrag (Jiangxi) Transmission Co., Ltd (‘‘the investment’’ or “GJT”). The Company undertook an impairment analysis to determine the fair value of its investment in GJT and determined that an other-than-temporary decline had occurred and recognized an impairment loss. In determining the fair value of the investment, the Company considered the transaction price of GJT that was negotiated with Ford Motor Company (“Ford”) as part of the reorganization of the Company’s Getrag Ford Transmissions joint venture to be reflective of the investment’s fair value.

There was significant judgment made in the determination that the negotiated price with the Company’s joint venture partner was representative of the investment’s fair value in accordance with Accounting Standards Codification Topic 820 Fair Value Measurement. Performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions related to the determination of fair value through an observable market transaction required a high degree of auditor judgment and an increased extent of audit effort.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the determination of the fair value through an observable market transaction, in order to determine the impairment loss to be recognized, included the following, among others:

•                  Evaluated the effectiveness of controls over management’s impairment evaluation of the investment, including those over the determination of the investment’s fair value and related accounting considerations. This included controls related to management’s evaluation over the existence of an other-than-temporary impairment, as well as the evaluation over the use of an observable market transaction to assess the fair value of the entity.

•                  Evaluated the basis for management’s determination that the transaction price was reflective of the investment’s fair value.

•                  Evaluated the reasonableness of management’s assessment that the loss in value was other-than-temporary, including the likelihood that fair value of the investment will not be recovered in the near term.  The evaluation of the reasonableness of management’s assessment related to the likelihood of recovery in the near term included consideration of whether the factors in the assessment were consistent with the current and past performance of the investee and external market and industry data.

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

March 4, 2021

We have served as the Company’s auditor since 2014.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Magna International Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Magna International Inc. and subsidiaries (the “Company”) as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2020 of the Company and our report dated March 4, 2021, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

March 4, 2021

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME

[U.S. dollars in millions, except per share figures]

Years ended December 31,

	Note	2020	2019

Sales		$32,647	$39,431

Costs and expenses
Cost of goods sold		28,207	34,022
Depreciation and amortization		1,366	1,345
Selling, general and administrative		1,587	1,697
Interest expense, net	15	86	82
Equity income		(189)	(178)
Other expense, net	2	584	240
Income from operations before income taxes		1,006	2,223
Income taxes	10	329	591
Net income		677	1,632
Loss attributable to non-controlling interests	2	80	133
Net income attributable to Magna International Inc.		$757	$1,765

Earnings per Common Share:	3
Basic		$2.52	$5.61
Diluted		$2.52	$5.59

Weighted average number of Common Shares outstanding during the year [in millions]:	3
Basic		299.7	314.7
Diluted		300.4	315.8

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

[U.S. dollars in millions]

Years ended December 31,

	Note	2020	2019

Net income		$677	$1,632

Other comprehensive income, net of tax:	20
Net unrealized gain (loss) on translation of net investment in foreign operations		356	(25)
Net unrealized (loss) gain on cash flow hedges		(34)	102
Reclassification of net loss on cash flow hedges to net income		38	4
Reclassification of net loss on pensions to net income		8	8
Pension and post-retirement benefits		(11)	(47)
Other comprehensive income		357	42
Comprehensive income		1,034	1,674
Comprehensive loss attributable to non-controlling interests		72	140
Comprehensive income attributable to Magna International Inc.		$1,106	$1,814

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[U.S. dollars in millions, except shares issued]

As at December 31,

	Note	2020	2019

ASSETS
Current assets
Cash and cash equivalents	4	$3,268	$1,276
Accounts receivable		6,394	5,927
Inventories	6	3,444	3,304
Prepaid expenses and other	4, 15	260	238
		13,366	10,745

Investments	7	947	1,210
Fixed assets, net	8	8,475	8,260
Operating lease right-of-use assets	16	1,906	1,811
Intangible assets, net	11	481	484
Goodwill	9	2,095	1,976
Deferred tax assets	10	372	308
Other assets	12, 17	963	996
		$28,605	$25,790

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable		$6,266	$5,628
Other accrued liabilities	14	2,254	1,800
Accrued salaries and wages	13	815	753
Income taxes payable		38	17
Long-term debt due within one year	15	129	106
Current portion of operating lease liabilities	16	241	225
		9,743	8,529

Long-term debt	15	3,973	3,062
Operating lease liabilities	16	1,656	1,601
Long-term employee benefit liabilities	17	729	677
Other long-term liabilities	18	332	371
Deferred tax liabilities	10	452	419
		16,885	14,659
Shareholders’ equity
Common Shares [issued: 2020 – 300,527,416; 2019 – 303,250,415]	19	3,271	3,198
Contributed surplus		128	127
Retained earnings		8,704	8,596
Accumulated other comprehensive loss	20	(733)	(1,090)
		11,370	10,831

Non-controlling interests		350	300
		11,720	11,131
		$28,605	$25,790

Commitments and contingencies [notes 15, 16, 21 and 22]

See accompanying notes

On behalf of the Board:
	/s/ “Robert F. MacLellan”	/s/ “William L. Young”
	Director	Chairman of the Board

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[U.S. dollars in millions]

Years ended December 31,

	Note	2020	2019

OPERATING ACTIVITIES
Net income		$677	$1,632
Items not involving current cash flows	4	2,065	1,976
		2,742	3,608
Changes in operating assets and liabilities	4	536	352
Cash provided from operating activities		3,278	3,960

INVESTMENT ACTIVITIES
Fixed asset additions		(1,145)	(1,441)
Increase in investments, other assets and intangible assets		(331)	(384)
Increase in private equity investments		(132)	(10)
Proceeds from dispositions		117	185
Business combinations	5	91	(147)
Proceeds from sale of Lyft, Inc.	2	—	231
Proceeds on sale of business	2	—	1,132
Cash used for investing activities		(1,400)	(434)

FINANCING ACTIVITIES
Issues of debt	15	854	47
Decrease in short-term borrowings		(31)	(1,124)
Repayments of debt	15	(140)	(149)
Issue of Common Share on exercise of stock options		81	44
Tax withholdings on vesting of equity awards		(13)	(9)
Repurchase of Common Shares	19	(203)	(1,289)
Contributions to subsidiaries by non-controlling interests		18	4
Dividends paid to non-controlling interests		(18)	(22)
Dividends paid		(467)	(449)
Cash provided from (used for) financing activities		81	(2,947)

Effect of exchange rate changes on cash, cash equivalents and restricted cash equivalents		23	11

Net increase in cash, cash equivalents and restricted cash equivalents during the year		1,982	590
Cash, cash equivalents and restricted cash equivalents beginning of year		1,392	802
Cash, cash equivalents and restricted cash equivalents, end of year	4	$3,374	$1,392

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[U.S. dollars in millions, except number of common shares]

	Common Shares					Non-
		Stated	Contributed	Retained		controlling	Total
	Number	Value	Surplus	Earnings	AOCL [i]	Interests	Equity
	[in millions]

Balance, December 31, 2018, as adjusted	327.3	$3,380	$120	$8,351	$(1,175)	$458	$11,134
Net income				1,765		(133)	1,632
Other comprehensive income					49	(7)	42
Sale of business [note 2]					8		8
Contribution by non-controlling interests						4	4
Shares issued on exercise of stock options	1.2	53	(9)				44
Release of stock and stock units	0.3	20	(20)				—
Tax withholdings on vesting of equity awards	(0.1)	(2)		(7)			(9)
Repurchase and cancellation under normal course issuer bids [note 19]	(25.8)	(268)		(1,049)	28		(1,289)
Stock-based compensation expense			36				36
Dividends paid to non-controlling interests						(22)	(22)
Dividends paid [$1.46 per share]	0.3	15		(464)			(449)
Balance, December 31, 2019	303.2	$3,198	$127	$8,596	$(1,090)	$300	$11,131
Net income				757		(80)	677
Other comprehensive income					349	8	357
Business combination [note 5]						122	122
Contribution by non-controlling interests						18	18
Shares issued on exercise of stock options	1.8	98	(17)				81
Release of stock and stock units	0.5	17	(17)				—
Tax withholdings on vesting of equity awards	(0.2)	(3)		(10)			(13)
Repurchase and cancellation under normal course issuer bids [note 19]	(5.1)	(54)		(157)	8		(203)
Stock-based compensation expense			35				35
Dividends paid to non-controlling interests						(18)	(18)
Dividends paid [$1.60 per share]	0.3	15		(482)			(467)
Balance, December 31, 2020	300.5	$3,271	$128	$8,704	$(733)	$350	$11,720

[i]    AOCL is Accumulated Other Comprehensive Loss.

See accompanying notes

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

1.     SIGNIFICANT ACCOUNTING POLICIES

Magna International Inc. [collectively “Magna” or the “Company”] is a global automotive supplier which has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mirrors & lighting, mechatronics and roof systems. Magna also has electronic and software capabilities across many of these areas.

The consolidated financial statements have been prepared in U.S. dollars following accounting principles generally accepted in the United States [“GAAP”].

Principles of consolidation

The Consolidated Financial Statements include the accounts of Magna and its subsidiaries in which Magna has a controlling financial interest and is the primary beneficiary. The Company presents non-controlling interests as a separate component within Shareholders’ equity in the Consolidated Balance Sheets. All intercompany balances and transactions have been eliminated.

Use of estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Given the global economic climate and additional or unforeseen effects from the COVID-19 pandemic, these estimates and assumptions have required increased judgement. Actual results could differ from those estimates.

Foreign currency translation

The Company operates globally, which gives rise to a risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange rates.

Assets and liabilities of the Company’s operations having a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect at year end, and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company’s net investment in these operations are included in comprehensive income and are deferred in accumulated other comprehensive loss. Foreign exchange gains or losses on debt that was designated as a hedge of the Company’s net investment in these operations are also recorded in accumulated other comprehensive loss.

Foreign exchange gains and losses on transactions occurring in a currency other than an operation’s functional currency are reflected in net income, except for gains and losses on foreign exchange contracts used to hedge specific future commitments in foreign currencies and on intercompany balances which are designated as long-term investments. In particular, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of the Company’s future committed foreign currency based outflows and inflows. Most of the Company’s foreign exchange contracts are subject to master netting arrangements that provide for the net settlement of contracts, by counterparty, in the event of default or termination. All derivative instruments, including foreign exchange contracts, are recorded on the consolidated balance sheet at fair value. The fair values of derivatives are recorded on a gross basis in prepaid expenses and other, other assets, other accrued liabilities or other long-term liabilities. To the extent that derivative instruments are designated and qualify as cash flow hedges, the changes in their fair values are recorded in other comprehensive income. Changes in the fair value of derivative instruments that do not qualify for hedge accounting are recognized immediately in net income based on the nature of the underlying transaction. Amounts accumulated in other comprehensive loss or income are reclassified to net income in the period in which the hedged item affects net income.

If the Company’s foreign exchange forward contracts cease to be effective as hedges, for example if projected foreign cash inflows or outflows declined significantly, gains or losses pertaining to the portion of the hedging transactions in excess of projected foreign currency denominated cash flows would be recognized in net income at the time this condition was identified.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Cash and cash equivalents

Cash and cash equivalents include cash on account, demand deposits and short-term investments with remaining maturities of less than three months at acquisition.

Inventories

Production inventories and tooling inventories manufactured in-house are valued at the lower of cost determined substantially on a first-in, first-out basis, or net realizable value. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead.

Investments

The Company accounts for investments in companies over which it has the ability to exercise significant influence, but does not hold a controlling financial interest, under the equity method [“Equity method investments”]. The Company monitors its Equity method investments for indicators of other-than-temporary declines in value on an ongoing basis. If the Company determines that an other-than-temporary decline in value has occurred, it recognizes an impairment loss, which is measured as the difference between the book value and the fair value of the investment. Fair value is generally determined using an income approach based on discounted cash flows. The inputs utilized in the analyses are classified as Level 3 inputs within the fair value hierarchy as defined in ASC 820, “Fair Value Measurement” and primarily consist of expected investee revenue and costs, estimated production volumes and discount rates.

The Company also has investments in private and publicly traded technology companies over which it does not have the ability to exercise significant influence. The Company has elected to use the measurement alternative, defined as cost, less impairments, adjusted by observable price changes to measure the private equity investments. The Company values its investments in publicly traded equity securities using the closing price on the measurement date, as reported on the stock exchange on which the securities are traded.

Private equity investments are subject to impairment reviews which considers both qualitative and quantitative factors that may have a significant impact on the investee’s fair value. Upon determining that an impairment may exist, the security’s fair value is calculated using the best information available, which may include cash flow projections or other available market data and compared to its carrying value.  An impairment is recognized immediately if the carrying value exceeds the fair value.

Long-lived assets

Fixed assets are recorded at historical cost. Depreciation is provided on a straight-line basis over the estimated useful lives of fixed assets at annual rates of 2½% to 5% for buildings, 7% to 10% for general purpose equipment and 10% to 33% for special purpose equipment.

Finite-lived intangible assets, which have arisen principally through acquisitions, include customer relationship intangibles and patents and licences. These finite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives which range from 4 to 15 years.

The Company assesses fixed and finite-lived intangible assets for recoverability whenever indicators of impairment exist. If the carrying value of the asset exceeds the estimated undiscounted cash flows from the use of the asset, then an impairment loss is recognized to write the asset down to fair value. The fair value of fixed and finite-lived intangible assets is generally determined using estimated discounted future cash flows.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Goodwill

Goodwill represents the excess of the cost of an acquired enterprise over the fair value of the identifiable assets acquired and liabilities assumed less any subsequent write-downs for impairment. Goodwill is reviewed for impairment in the fourth quarter of each year, or more frequently if indicators of potential impairment exist. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit’s net assets, including goodwill. When the carrying amount of the reporting unit exceeds its fair value, an impairment is recognized based on that difference. The fair value of a reporting unit is determined using its estimated discounted future cash flows.

Tooling and Pre-Production Engineering Costs Related to Long-Term Supply Agreements

The Company incurs pre-production engineering and tooling costs related to the products produced for its customers under long-term supply agreements. Customer reimbursements for tooling and pre-production engineering activities that are part of a long-term supply arrangement are accounted for as a reduction of cost. Pre-production costs related to long-term supply arrangements with a contractual guarantee for reimbursement are included in Other assets.

The Company expenses all pre-production engineering costs for which reimbursement is not contractually guaranteed by the customer. All tooling costs related to customer-owned tools for which reimbursement is not contractually guaranteed by the customer or for which the Company does not have a non-cancelable right to use the tooling are also expensed.

Warranty

The Company has assurance warranties and records product warranty liabilities based on its individual customer agreements. Under most customer agreements, the Company only accounts for existing or probable claims on product default issues when amounts related to such issues are probable and reasonably estimable. However, for certain complete vehicle assembly, powertrain systems and electronics contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements and/or the Company’s warranty experience.  Product liability and recall provisions are established based on the Company’s best estimate of the amounts necessary to settle existing claims which typically take into account: the number of units that may be returned; the cost of the product being replaced; labour to remove and replace the defective part; and the customer’s administrative costs relating to the recall.  Judgement is also required as to the ultimate negotiated sharing of the cost between the Company, the customer and, in some cases, a supplier to the Company.

When a decision to recall a product has been made or is probable, the Company’s portion of the estimated cost of the recall is recorded as a charge to net income in that period. The Company monitors warranty activity on an ongoing basis and adjusts reserve balances when it is probable that future warranty costs will be different than those previously estimated.

Income taxes

The Company uses the liability method of tax allocation to account for income taxes. Under the liability method of tax allocation, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company assesses whether valuation allowances should be established or maintained against its deferred tax assets based on consideration of all available evidence using a “more-likely-than-not” standard. The factors the Company uses to assess the likelihood of realization are its history of losses, forecasts of future pre-tax income and tax planning strategies that could be implemented to realize the deferred tax assets.

No deferred tax liability is recorded for taxes on undistributed earnings and translation adjustments of foreign subsidiaries if these items are considered to be reinvested for the foreseeable future. Taxes are recorded on such foreign undistributed earnings and translation adjustments when it becomes apparent that such earnings will be distributed in the foreseeable future and the Company will incur further tax on remittance.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Recognition of uncertain tax positions is dependent on whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense.

Leases

The Company determines if an arrangement is a lease or contains a lease at inception. Leases with an initial term of 12 months or less are considered short-term and are not recorded on the balance sheet.  The Company recognizes operating lease expense for these leases on a straight-line basis over the lease term.

Operating lease right-of-use [“ROU”] assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date.  As the rate implicit in the lease is not readily determinable for the Company’s operating leases, an incremental borrowing rate is generally used to determine the present value of future lease payments. The incremental borrowing rate for each lease is based on the Company’s estimated borrowing rate over a similar term to that of the lease payments, adjusted for various factors including collateralization, location and currency.

A majority of the Company’s leases for manufacturing facilities are subject to variable lease-related payments, such as escalation clauses based on consumer price index rates or other similar indices.  Variable payments that are based on an index or a rate are included in the recognition of the Company’s ROU assets and lease liabilities using the index or rate at lease commencement.  Subsequent changes to these lease payments due to rate or index updates are recorded as lease expense in the period incurred.

The Company’s lease agreements generally exclude non-lease components, and do not contain any material residual value guarantees or material restrictive covenants.

Employee future benefit plans

The cost of providing benefits through defined benefit pensions, lump sum termination and long-term service payment arrangements, and post-retirement benefits other than pensions is actuarially determined and recognized in income using the projected benefit method pro-rated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and, with respect to medical benefits, expected health care costs. Differences arising from plan amendments, changes in assumptions and experience gains and losses that are greater than 10% of the greater of: [i] the accrued benefit obligation at the beginning of the year; and [ii] the fair value [or market related value] of plan assets at the beginning of the year, are recognized in income over the expected average remaining service life of employees. Gains related to plan curtailments are recognized when the event giving rise to the curtailment has occurred. Plan assets are valued at fair value. The cost of providing benefits through defined contribution pension plans is charged to income in the period in respect of which contributions become payable.

The funded status of the plans is measured as the difference between the plan assets at fair value and the projected benefit obligation [“PBO”]. The aggregate of all overfunded plans is recorded in other assets, and the aggregate of all underfunded plans is recorded in long-term employee benefit liabilities. The portion of the amount by which the actuarial present value of benefits included in the PBO exceeds the fair value of plan assets, payable in the next twelve months, is reflected in other accrued liabilities.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Revenue recognition

The Company enters into contracts with its customers to provide production parts or assembled vehicles. Contracts do not commit the customer to a specified quantity of products; however, the Company is generally required to fulfill its customers’ purchasing requirements for the production life of the vehicle. Contracts do not typically become a performance obligation until the Company receives a purchase order and a customer release for a specific number of parts or assembled vehicles at a specified price. While long-term supply agreements may range from five to seven years, contracts may be terminated by customers at any time. Historically, terminations have been minimal. Contracts may also provide for annual price reductions over the production life of the vehicle, and prices are adjusted on an ongoing basis to reflect changes in product content/cost and other commercial factors.

Revenue is recognized at the point in time when control of the parts produced or assembled vehicles are transferred to the customer according to the terms of the contract. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to in exchange for those products based on purchase orders, annual price reductions and ongoing price adjustments [some of which is accounted for as variable consideration]. The Company uses the expected value method, taking into account historical data and the status of current negotiations, to estimate the amount to which it expects to be entitled. Significant changes to the Company’s estimates of variable consideration are not expected.

The Company’s complete vehicle assembly contracts with customers are complex and often include promises to transfer multiple products and services to a customer, some of which may be implicitly contracted for. For these complex arrangements, each good or service is evaluated to determine whether it represents a distinct performance obligation, and whether it should be characterized as revenue or reimbursement of costs incurred. The total transaction price is then allocated to the distinct performance obligations based on the expected cost or cost plus a margin approach and recognized as revenue as discussed above.

The Company also performs tooling and engineering activities for its customers that are not part of a long-term production arrangement. Tooling and engineering revenue is recognized at a point in time or over time depending, among other considerations, on whether the Company has an enforceable right to payment plus a reasonable profit, for performance completed to date. Over-time recognition utilizes costs incurred to date relative to total estimated costs at completion, to measure progress toward satisfying performance obligations.  Revenue is recognized as control is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods and services. For the year ended December 31, 2020, total tooling and engineering sales were $739 million [2019 - $749 million].

The Company’s customers pay for products received in accordance with payment terms that are customary in the industry, typically 30 to 90 days. The Company’s contracts with its customers do not have significant financing components.

Taxes assessed by a governmental authority that are both imposed on, and concurrent with, a specific revenue-producing transaction that are collected by the Company from a customer are excluded from revenue.

Contract Assets and Liabilities

The Company’s contract assets include both billed and unbilled accounts receivable and are included in Accounts Receivable.  Unbilled amounts typically result from sales of standalone tooling and engineering activities where revenue recognized exceeds the amount billed to the customer. Amounts may not exceed their net realizable value. As at December 31, 2020, the Company’s unbilled accounts receivable balance was $425 million [2019 - $318 million].  Accounts receivable related to production, tooling and engineering sales were $5.1 billion as of December 31, 2020 [2019 - $4.5 billion].  Contract assets do not include the costs of obtaining or fulfilling a contract with a customer, as these amounts are generally expensed as incurred.

Customer advances are recorded as deferred revenue [a contract liability]. For the years ended December 31, 2020 and 2019, the contract liability balances were $214 million and $199 million, respectively. During the year ended December 31, 2020 and 2019, the Company recognized $81 million and $91 million, respectively, of previously recorded contract liabilities into revenue as performance obligations were satisfied.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Government assistance

The Company makes periodic applications for financial assistance under available government assistance programs in the various jurisdictions that the Company operates. Grants relating to capital expenditures are reflected as a reduction of the cost of the related assets. Grants relating to current operating expenditures may be deferred and recognized in the consolidated statement of income over the period necessary to match them with the costs that they are intended to compensate and are presented as a reduction of the related expense.  The Company also receives tax credits and tax super allowances, the benefits of which are recorded as a reduction of income tax expense. In addition, the Company receives loans which are recorded as liabilities in amounts equal to the cash received. When a government loan is issued to the Company at a below-market rate of interest, the loan is initially recorded at its net present value, and accreted to its face value over the period of the loan. The benefit of the below-market rate of interest is accounted for like a government grant. It is measured as the difference between the initial carrying value of the loan and the cash proceeds received.

Research and development

Costs incurred in connection with research and development activities, to the extent not recoverable from the Company’s customers, are charged to expense as incurred. For the years ended December 31, 2020 and 2019, research and development costs charged to expense were approximately $830 million and $640 million, respectively.

Restructuring

Restructuring costs may include employee termination benefits, as well as other costs resulting from restructuring actions. These actions may result in employees receiving voluntary or involuntary employee termination benefits, which are mainly pursuant to union or other contractual agreements or statutory requirements. Voluntary termination benefits are accrued when an employee accepts the related offer. Involuntary termination benefits are accrued upon the commitment to a termination plan and when liabilities are determined to be probable and estimable. Additional elements of severance and termination benefits associated with nonrecurring benefits may be recognized rateably over each employee’s required future service period. All other restructuring costs are expensed as incurred.

Earnings per Common Share

Basic earnings per Common Share are calculated on net income attributable to Magna International Inc. using the weighted average number of Common Shares outstanding during the year.

Diluted earnings per Common Share are calculated on the weighted average number of Common Shares outstanding, including an adjustment for stock options outstanding using the treasury stock method.

Common Shares that have not been released under the Company’s restricted stock plan or are being held in trust for purposes of the Company’s restricted stock unit program have been excluded from the calculation of basic earnings per share, but have been included in the calculation of diluted earnings per share.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

2.             OTHER EXPENSE, NET

Other expense, net consists of significant items such as: impairment charges; restructuring costs generally related to significant plant closures or consolidations; net (gains) losses on investments; gains or losses on disposal of facilities or businesses; and other items not reflective of on-going operating profit or loss. Other expense, net consists of:

	2020	2019

Impairments and loss on sale of equity-accounted investments [a]	$347	$700
Restructuring and impairments [b]	269	58
Net (gains) losses on investments [c]	(32)	6
Gain on sale of business [d]	—	(524)
Other expense, net	$584	$240

[a]         Impairments and loss on sale of equity-accounted investments

The following table summarizes the impairment charges and loss on sale recorded for certain investments in the Company’s Power & Vision segment:

	2020	2019

Impairment of Getrag (Jiangxi) Transmission Co., Ltd. [“GJT”] [i]	$337	$511
Impairment of Getrag Ford Transmission GmbH [“GFT”] [ii]	—	150
Loss on sale and impairment of Dongfeng Getrag Transmission Co. Ltd. [“DGT”] [iii]	10	39
Total impairments and loss on sale of equity-accounted investments	347	700
Tax effect on Other expense, net	(53)	(36)
Loss attributable to non-controlling interests	(75)	(127)
Non-cash impairment charge included in Net income attributable to Magna International Inc.	$219	$537

[i]             During 2019, the Company recorded an impairment charge related to its equity-accounted investment in GJT. The impairment was based on the in-sourcing of transmissions by certain Chinese OEMs, lower than expected sales, pricing pressure in the China market, and declines in volume projections for manual transmissions and dual-clutch transmissions in China.

During 2020, an impairment for GJT was recorded based on pricing pressure in the China market as a result of the global economic climate, as well as additional declines in volume and sales projections for the foreseeable future. In the fourth quarter of 2020, the governing documents related to GJT were revised, providing the Company with a controlling financial interest.  As a result, the Company began consolidating GJT on December 29, 2020, the effective date of the amendments [note 5].

[ii]          On December 22, 2020, the Company entered into multiple agreements with the Ford Motor Company [“Ford”] to operate certain businesses within GFT under separate ownership.  The transaction closed on March 1, 2021 [note 7]. In 2019 the Company recorded an impairment charge related to its equity investment in GFT as a result of lower than expected sales and declines in volume projections for manual transmissions in Europe.

[iii]       During 2020, the Company recorded a $10 million loss on the sale of its 50% interest in DGT.  An impairment loss of $39 million related to DGT was recorded during 2019 as a result of the factors listed above impacting the China market.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[b]   Restructuring and impairments

The following table summarizes the restructuring and fixed asset impairment charges recorded by segment for the year ended December 31, 2020:

	Body Exteriors	Power	Seating		Net of
	& Structures	&Vision	Systems	Total	Tax
COVID-19 Restructuring and Impairments [i]	$37	$115	$16	$168	$136
Restructuring	21	—	—	21	21
Fixed Asset Impairments	57	—	—	57	57
Brazil Closures [ii]	8	—	15	23	23
	$123	$115	$31	$269	$237

[i]             In response to the impact that COVID-19 was expected to have on vehicle production volumes over the short to medium term, the Company initiated and/or accelerated the timing of restructuring plans to right-size its business.  These restructuring actions include plant closures and workforce reductions which will be substantially complete by December 31, 2021.

[ii]          In connection with the recently announced plant closures by Ford in Brazil, the Company made the decision to accelerate the closure of two facilities that supply these plants.

During 2019, the Company recorded net restructuring costs of $31 million [$31 million after tax] for its Body Exteriors & Structures’ operations and asset impairment charges of $27 million [$20 million after tax] for its Electronics’ operations which are included in the Company’s Power & Vision segment.

[c]          Net (gains) losses on investments

During 2020, the Company recorded unrealized gains of $34 million [$29 million after tax] on the revaluation of its private equity investments and a non-cash impairment charge of $2 million [$2 million after tax] related to a private equity investment, which was included in the Corporate segment.

During 2019, the Company recorded net losses on investments of $6 million [$5 million after tax]. This includes net unrealized gains of $17 million [$15 million after tax] related to the revaluation of its private equity investments and net losses of $23 million [$20 million after tax] related to its investment in Lyft, Inc. [“Lyft”].

During 2019, the Company sold 5.4 million shares of its publicly traded equity securities in Lyft for proceeds of $231 million.

[d]         Gain on sale of business

During 2019, the Company completed the sale of its global Fluid Pressure & Controls business [“FP&C business”] which was included in the Power & Vision segment. Total consideration was $1.23 billion, and the Company recognized a gain on the sale of $524 million [$447 million after tax].

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

3.             EARNINGS PER SHARE

Earnings per share are computed as follows:

	2020	2019

Basic earnings per Common Share:
Net income attributable to Magna International Inc.	$757	$1,765
Weighted average number of Common Shares outstanding during the year	299.7	314.7
Basic earnings per Common Share	$2.52	$5.61
Diluted earnings per Common Share [a]:
Net income attributable to Magna International Inc.	$757	$1,765
Weighted average number of Common Shares outstanding during the year	299.7	314.7
Stock options and restricted stock	0.7	1.1
	300.4	315.8
Diluted earnings per Common Share	$2.52	$5.59

[a]         Diluted earnings per Common Share exclude 4.7 million [2019 – 4.0 million] Common Shares issuable under the Company’s Incentive Stock Option Plan because these options were not “in-the-money”. The dilutive effect of participating securities using the two-class method was excluded from the calculation of earnings per share because the effect would be immaterial.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

4.     DETAILS OF CASH FROM OPERATING ACTIVITIES

[a]         Cash, cash equivalents and restricted cash equivalents consist of:

	2020	2019

Bank term deposits and bankers’ acceptances	$1,987	$724
Cash	1,281	552
Cash and cash equivalents	$3,268	$1,276
Restricted cash equivalents included in prepaid expenses [note 15]	106	116
	$3,374	$1,392

[b]         Items not involving current cash flows:

	2020	2019

Depreciation and amortization	$1,366	$1,345
Amortization of other assets included in cost of goods sold	215	257
Impairment charges [note 2]	435	727
Other non-cash charges	66	89
Deferred income taxes [note 10]	17	7
Equity income in excess of dividends received	(10)	—
Dividends received in excess of equity income	—	69
Non-cash portion of Other expense, net [note 2]	(24)	(518)
	$2,065	$1,976

[c]          Changes in operating assets and liabilities:

	2020	2019

Accounts receivable	$(42)	$629
Inventories	37	104
Prepaid expenses and other	(12)	(21)
Accounts payable	274	(519)
Accrued salaries and wages	(8)	(34)
Other accrued liabilities	309	97
Income taxes payable	(22)	96
	$536	$352

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

5.     BUSINESS COMBINATION

During 2020, the governing documents related to GJT were revised to extend the term of the venture and grant additional rights to the Company, resulting in a controlling financial interest.  Accordingly, the Company recorded a disposition of its equity method investment and began consolidating the entity on December 29, 2020.  The transaction was accounted for as a business combination.  The fair value of GJT was determined based on the transaction price that was negotiated with Ford as part of the reorganization of GFT [note 7]. The change in the method of accounting for the entity did not have an impact on the Company’s results of operations.

The following table summarizes the amounts recorded for assets and liabilities recognized at their estimated fair values at December 29, 2020:

Disposal of investment	$(239)

Cash	$98
Non-cash working capital	20
Fixed assets	211
Operating lease right-of-use assets	25
Intangibles assets, net	4
Deferred tax assets	66
Other assets	1
Long-term debt	(62)
Deferred tax liabilities	(2)
361
Non-controlling interests recognized in equity	(122)
$239

The Company has not presented pro forma results of operations because it is not material to the Company’s consolidated results of operations.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

6.     INVENTORIES

Inventories consist of:

	2020	2019

Raw materials and supplies	$1,226	$1,201
Work-in-process	340	339
Finished goods	470	425
Tooling and engineering	1,408	1,339
	$3,444	$3,304

Tooling and engineering inventory represents costs incurred on tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

7.     INVESTMENTS

	2020	2019

Equity method investments [a]	$677	$1,107
Private equity investments [b]	267	95
Other	3	8
	$947	$1,210

[a]         The ownership percentages and carrying values of the Company’s principal equity method investments at December 31 were as follows [in millions, except percentages]:

		2020	2019

Litens Automotive Partnership [i]	76.7%	$273	$212
Getrag (Jiangxi) Transmission Co., Ltd [ii]	66.7%	$—	$540
Getrag Ford Transmission GmbH [iii]	50.0%	$122	$100
Hubei HAPM MAGNA Seating Systems Co., Ltd.	49.9%	$121	$113

[i]             The Company accounts for its investments under the equity method of accounting as a result of significant participating rights that prevent control.

[ii]          The Company’s 66.7% ownership of GJT is held by Getrag Asia Pacific GmbH & Co. KG [“GAP”] a subsidiary owned 50% by the Company and 50% by GFT.  During 2020, the governing documents related to GJT were revised to extend the term of the venture and provide the Company with a controlling financial interest. As a result, the Company began consolidating GJT on December 29, 2020, the effective date of the new agreement [note 5].

[iii]       On December 22, 2020, the Company entered into multiple agreements with Ford to operate certain businesses within GFT under separate ownership.  The Company will acquire GFT’s interest in GJT, a facility in Europe and net cash of approximately $160 million [EUR 140 million]. The transaction closed on March 1, 2021, and is subject to working capital adjustments as well as customary closing conditions. The Company does not expect the transaction to have a material impact on its financial position or results of operations.

[b]         Cumulative unrealized gains on equity securities still held at the reporting date was $65 million and $31 million as at December 31, 2020 and 2019, respectively.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

A summary of the total financial results, as reported by the Company’s equity method investees, in the aggregate, at December 31 was as follows:

Summarized Balance Sheets

	2020	2019

Current assets	$1,510	$1,680
Non-current assets	$1,748	$3,573
Current liabilities	$873	$1,266
Long-term liabilities	$835	$994

Summarized Income Statements

	2020	2019

Sales	$3,384	$4,142
Cost of goods sold & expenses	3,140	3,949
Net income	$244	$193

Sales to equity method investees were approximately $104 million and $113 million for the years ended December 31, 2020 and 2019, respectively.

8.     FIXED ASSETS

Fixed assets consist of:

	2020	2019

Cost
Land	$195	$219
Buildings	2,709	2,413
Machinery and equipment	17,217	15,368
	20,121	18,000
Accumulated depreciation
Buildings	(1,147)	(945)
Machinery and equipment	(10,499)	(8,795)
	$8,475	$8,260

Included in the cost of fixed assets are construction in progress expenditures of $1.0 billion [2019 - $0.9 billion] that have not been depreciated.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

9.              GOODWILL

The following is a continuity of the Company’s goodwill by segment:

	Body Exteriors	Power	Seating	Complete
	& Structures	& Vision	Systems	Vehicles	Total

Balance, December 31, 2018	$459	$1,260	$147	$113	$1,979
Acquisitions	—	(9)	21	—	12
Foreign exchange and other	(1)	(13)	1	(2)	(15)
Balance, December 31, 2019	458	1,238	169	111	1,976
Acquisitions	4	—	1	—	5
Foreign exchange and other	21	77	6	10	114
Balance, December 31, 2020	$483	$1,315	$176	$121	$2,095

10.       INCOME TAXES

[a]         The provision for income taxes differs from the expense that would be obtained by applying the Canadian statutory income tax rate as a result of the following:

	2020	2019

Canadian statutory income tax rate	26.5%	26.5%
Impairment of investments [note 2]	8.6	8.2
Net effect of losses not benefited	8.1	0.8
Tax on repatriation of foreign earnings	4.4	1.9
Foreign exchange re-measurement [i]	3.4	0.1
Valuation allowance on deferred tax assets	0.6	—
Non-taxable capital losses (gains) [ii]	0.5	(2.5)
Manufacturing and processing profits deduction	(0.1)	(0.4)
Earnings of equity accounted investees	(3.6)	(1.3)
Research and development tax credits	(3.7)	(2.4)
Reserve for uncertain tax positions	(4.0)	(0.5)
Foreign rate differentials	(7.3)	(3.3)
Others	(0.7)	(0.5)
Effective income tax rate	32.7%	26.6%

[i]             Includes foreign exchange gains reported on U.S. dollar denominated assets for Mexican tax purposes that are not recognized for GAAP purposes and losses related to the re-measurement of financial statement balances of foreign subsidiaries, primarily in Mexico, that are maintained in a currency other than their functional currency.

[ii]          During the year ended December 31, 2019, the Company had non-taxable capital gains mainly related to the sale of the FP&C business [note 2].

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[b]   The details of income before income taxes by jurisdiction are as follows:

	2020	2019

Canadian	$93	$583
Foreign	913	1,640
	$1,006	$2,223

[c]   The details of the income tax provision are as follows:

	2020	2019

Current
Canadian	$10	$117
Foreign	302	467
	312	584

Deferred
Canadian	17	3
Foreign	—	4
	17	7
	$329	$591

[d]   Deferred income taxes have been provided on temporary differences, which consist of the following:

	2020	2019

Tax depreciation in excess of book depreciation	$50	$7
Tax on undistributed foreign earnings	23	1
Change in valuation allowance on deferred tax assets	6	1
Liabilities currently not deductible for tax	(2)	(43)
Book amortization (in excess of) less than tax amortization	(17)	43
Net tax losses benefited	(38)	29
Others	(5)	(31)
	$17	$7

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[e]          Deferred tax assets and liabilities consist of the following temporary differences:

	2020	2019

Assets
Tax benefit of loss carryforwards	$735	$622
Operating lease liabilities	469	452
Liabilities currently not deductible for tax	259	234
Unrealized loss on foreign exchange hedges and retirement liabilities	87	69
Tax credit carryforwards	64	70
Others	46	41
	1,660	1,488
Valuation allowance against tax benefit of loss carryforwards	(569)	(515)
Other valuation allowance	(206)	(170)
	$885	$803

Liabilities
Operating lease right-of-use assets	470	447
Tax depreciation in excess of book depreciation	239	242
Tax on undistributed foreign earnings	163	137
Other assets book value in excess of tax values	65	66
Unrealized gain on foreign exchange hedges and retirement liabilities	17	18
Unrealized gain on remeasurement of investments	11	4
	965	914

Net deferred tax liabilities	$(80)	$(111)

The net deferred tax liabilities are presented on the consolidated balance sheet in the following categories:

	2020	2019

Long-term deferred tax assets	$372	$308
Long-term deferred tax liabilities	(452)	(419)
	$(80)	$(111)

[f]           Deferred income taxes have not been provided on approximately $6.15 billion of undistributed earnings of certain foreign subsidiaries, as the Company has concluded that such earnings should not give rise to additional tax liabilities upon repatriation or are indefinitely reinvested. A determination of the amount of the unrecognized tax liability relating to the remittance of such undistributed earnings is not practicable.

[g]          Income taxes paid in cash [net of refunds] were $336 million for the year ended December 31, 2020 [2019 - $484 million].

[h]         As of December 31, 2020, the Company had domestic and foreign operating loss carryforwards of $2.92 billion and tax credit carryforwards of $64 million. Approximately $1.90 billion of the operating losses can be carried forward indefinitely. The remaining operating losses and tax credit carryforwards expire between 2021 and 2040.

[i]             As at December 31, 2020 and 2019, the Company’s gross unrecognized tax benefits were $182 million and $192 million, respectively [excluding interest and penalties], of which $165 million and $174 million, respectively, if recognized, would affect the Company’s effective tax rate. The gross unrecognized tax benefits differ from the amount that would affect the Company’s effective tax rate due primarily to the impact of the valuation allowance on deferred tax assets. A summary of the changes in gross unrecognized tax benefits is as follows:

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

	2020	2019

Balance, beginning of year	$192	$198
Increase based on tax positions related to current year	27	21
Decrease based on tax positions of prior years	—	(2)
Increase related to acquisitions	11	3
Settlements	(1)	(4)
Statute expirations	(52)	(21)
Foreign currency translation	5	(3)
	$182	$192

As at December 31, 2020 and 2019, the Company had recorded interest and penalties on the unrecognized tax benefits of $43 million and $46 million, respectively, which reflects a decrease of $3 million and an increase of $7 million in expenses related to changes in its reserves for interest and penalties in 2020 and 2019, respectively.

The Company operates in multiple jurisdictions, and its tax returns are periodically audited or subject to review by both domestic and foreign tax authorities. During the next twelve months, it is reasonably possible that, as a result of audit settlements, the conclusion of current examinations or the expiration of the statute of limitations in several jurisdictions, the Company may decrease the amount of its gross unrecognized tax benefits [including interest and penalties] by approximately $66 million, of which $58 million, if recognized, would affect its effective tax rate.

The Company considers its significant tax jurisdictions to include Canada, the United States, Austria, Germany and Mexico. With few exceptions, the Company remains subject to income tax examination in Germany for years after 2007, Mexico for years after 2014, Canada, U.S. federal jurisdiction and Austria for years after 2015.

11.       INTANGIBLE ASSETS

Intangible assets consist of:

	Remaining
	weighted average
	useful life in years	2020	2019

Cost
Customer relationship intangibles	8	$348	$333
Computer software	1	463	396
Patents and licenses	10	282	264
		1,093	993
Accumulated depreciation
Customer relationship intangibles		(150)	(120)
Computer software		(361)	(310)
Patents and licenses		(101)	(79)
		$481	$484

The Company recorded approximately $85 million and $93 million of amortization expense related to finite-lived intangible assets for the years ended December 31, 2020 and 2019, respectively.  The Company currently estimates annual amortization expense to be $79 million for 2021, $68 million for 2022, $55 million for 2023, $47 million for 2024 and $44 million for 2025.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

12.  OTHER ASSETS

Other assets consist of:

	2020	2019

Preproduction costs related to long-term supply agreements	$694	$683
Long-term receivables	209	217
Unrealized gain on cash flow hedges [note 21]	16	24
Pension overfunded status [note 17[a]]	4	22
Other, net	40	50
	$963	$996

13.  EMPLOYEE EQUITY AND PROFIT PARTICIPATION PROGRAM

During the year ended December 31, 2020, a trust which exists to make orderly purchases of the Company’s shares for employees for transfer to the Employee Equity and Profit Participation Program [“EEPPP”], borrowed up to $38 million [2019 - $37 million] from the Company to facilitate the purchase of Common Shares. At December 31, 2020, the trust’s indebtedness to Magna was $38 million [2019 - $37 million].  The Company nets the receivable from the trust with the Company’s accrued EEPPP payable in accrued wages and salaries.

14.  WARRANTY

The following is a continuity of the Company’s warranty accruals:

	2020	2019

Balance, beginning of year	$252	$208
Expense, net	164	142
Settlements	(165)	(105)
Business combination [note 5]	21	—
Foreign exchange and other	12	7
	$284	$252

15.  DEBT

[a]         Credit Facilities

The Company has an agreement for a credit facility that is drawn in euros that is secured with a USD cash deposit of 105% of the outstanding balance.  As at December 31, 2020, the amount drawn was $101 million [2019 - $110 million] and the related restricted cash equivalent deposit was $106 million [2019 - $116 million].  Given that the credit agreement includes a netting arrangement that provides for the legal right of setoff, the remaining net deposit of $5 million [2019 - $6 million] is included in prepaid expenses and other [note 4].

On April 13, 2020, the Company amended its 364-day syndicated revolving credit facility, which included an increase to the size of the facility from U.S. $300 million to U.S. $1.0 billion and an extension of the maturity date from June 22, 2020 to April 12, 2021. On December 11, 2020, the Company amended this facility, decreasing the size of the facility from U.S. $1.0 billion to U.S. $750 million and extending the maturity date to December 10, 2021. The facility can be drawn in U.S. dollars or Canadian dollars. As of December 31, 2020, the Company has not borrowed any funds under this credit facility.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[b]         Commercial Paper Program

The Company has a U.S. commercial paper program [the “U.S. Program”] and a euro-commercial paper program [the “euro-Program”].  Under the U.S. Program, the Company may issue U.S. commercial paper notes up to a maximum aggregate amount of U.S. $1 billion. The U.S. Program is guaranteed by the Company’s existing global credit facility. There were no amounts outstanding as at December 31, 2020 and 2019.

Under the euro-Program, the Company may issue euro-commercial paper notes [the “euro notes”] up to a maximum aggregate amount of €500 million or its equivalent in alternative currencies. The euro notes issued are guaranteed by the Company’s existing global credit facility. There were no amounts outstanding as at December 31, 2020 and 2019.

Long-term borrowings

[a]         The Company’s long-term debt, which is substantially uncollateralized, consists of the following:

	2020	2019

Senior Notes [note 15 [c]]
Cdn$425 million Senior Notes due 2022 at 3.100%	$333	$327
€550 million Senior Notes due 2023 at 1.900%	671	615
$750 million Senior Notes due 2024 at 3.625%	748	747
$650 million Senior Notes due 2025 at 4.150%	646	645
€600 million Senior Notes due 2027 at 1.500%	730	670
$750 million Senior Notes due 2030 at 2.450%	741	—
Bank term debt at a weighted average interest rate of approximately 4.23% [2019 – 4.97%], denominated primarily in Chinese renminbi, Brazilian real, euro and Indian rupee	189	105
Government loans at a weighted average interest rate of approximately 1.54% [2019 – 1.63%], denominated primarily in euro, Canadian dollar and Brazilian real	32	48
Other	12	11
	4,102	3,168
Less due within one year	129	106
	$3,973	$3,062

[b]         Future principal repayments on long-term debt are estimated to be as follows:

2021	$129
2022	365
2023	722
2024	760
2025	647
Thereafter	1,479
$4,102

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[c]          All of the Senior Notes pay a fixed rate of interest semi-annually except for the €550 million and €600 million Senior Notes which pay a fixed rate of interest annually. The Senior Notes are unsecured obligations and do not include any financial covenants.  The Company may redeem the Senior Notes in whole or in part at any time, at specified redemption prices determined in accordance with the terms of each of the respective indentures governing the Senior Notes.  All of the Senior Notes were issued for general corporate purposes.

On June 8, 2020, the Company issued $750 million of 2.45% fixed-rate Senior Notes which mature on June 15, 2030.

[d]         The Company’s $2.75 billion revolving credit facility matures on June 24, 2024. The facility includes a $200 million Asian tranche, a $150 million Mexican tranche and a tranche for Canada, U.S. and Europe, which is fully transferable between jurisdictions and can be drawn in U.S. dollars, Canadian dollars or euros.

[e]          Interest expense, net includes:

	2020	2019

Interest expense
Current	$9	$17
Long-term	96	87
	105	104
Interest income	(19)	(22)
Interest expense, net	$86	$82

[f]           Interest paid in cash was $104 million for the year ended December 31, 2020 [2019 - $103 million].

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

16. LEASES

The Company has entered into leases primarily for real estate, manufacturing equipment and vehicles with terms that range from 1 year to 7 years, excluding land use rights which generally extend over 90 years. These leases often include options to extend the term of the lease, most often for a period of 5 years. When it is reasonably certain that the option will be exercised, the impact of the option is included in the lease term for purposes of determining total future lease payments.

Costs associated with the Company’s operating lease expense were as follows:

2020

Operating lease expense	$320
Short-term lease expense	24
Variable lease expense	30
Total lease expense	$374

Supplemental information related to the Company’s operating leases was as follows:

2020
Operating cash flows — cash paid	$355
New right-of-use assets	$141
Weighted-average remaining lease term	10 years
Weighted-average discount rate	4.6%

At December 31, 2020, the Company had commitments under operating leases requiring annual payments as follows:

Total

2021	$310
2022	286
2023	258
2024	227
2025	205
2026 and thereafter	1,093
2,379
Less: amount representing interest	482
Total lease liabilities	$1,897

Current operating liabilities	$241
Non-current operating lease liabilities	1,656
Total lease liabilities	$1,897

As of December 31, 2020, the Company has additional operating leases, primarily for manufacturing facilities, that have not yet commenced of $12 million. These operating leases will commence during 2021 and have lease terms of 1 to 10 years.

The Company’s finance leases were not material for any of the periods presented.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

17.  LONG-TERM EMPLOYEE BENEFIT LIABILITIES

Long-term employee benefit liabilities consist of:

	2020	2019

Defined benefit pension plans and other [a]	$216	$203
Termination and long-term service arrangements [b]	468	437
Retirement medical benefits plans [c]	29	27
Other long-term employee benefits	16	10
Long-term employee benefit obligations	$729	$677

[a]         Defined benefit pension plans

The Company sponsors a number of defined benefit pension plans and similar arrangements for its employees. All pension plans are funded to at least the minimum legal funding requirements, while European defined benefit pension plans are unfunded.

The weighted average significant actuarial assumptions adopted in measuring the Company’s obligations and costs are as follows:

	2020	2019

Projected benefit obligation
Discount rate	2.1%	2.5%
Rate of compensation increase	2.4%	2.6%

Net periodic benefit cost
Discount rate	2.8%	3.2%
Rate of compensation increase	2.4%	2.6%
Expected return on plan assets	4.6%	4.9%

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Information about the Company’s defined benefit pension plans is as follows:

	2020	2019

Projected benefit obligation
Beginning of year	$659	$633
Current service cost	10	11
Interest cost	17	20
Actuarial losses and changes in actuarial assumptions	43	79
Benefits paid	(23)	(21)
Divestiture	—	(68)
Foreign exchange	25	5
End of year	731	659

Plan assets at fair value [i]
Beginning of year	478	406
Return on plan assets	42	78
Employer contributions	9	11
Benefits paid	(18)	(17)
Divestiture	—	(10)
Foreign exchange	6	10
End of year	517	478

Ending funded status — Plan deficit	$214	$181

Amounts recorded in the consolidated balance sheet
Non-current asset [note 12]	$(4)	$(23)
Current liability	2	1
Non-current liability	216	203
Net amount	$214	$181

Amounts recorded in accumulated other comprehensive income
Unrecognized actuarial losses	$(158)	$(141)

Net periodic benefit cost
Current service cost	$10	$11
Interest cost	17	20
Return on plan assets	(21)	(19)
Actuarial losses	5	4
Net periodic benefit cost	$11	$16

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[i]         The asset allocation of the Company’s defined benefit pension plans at December 31, 2020 and the target allocation for 2021 is as follows:

	2021	2020

Fixed income securities	55-75%	58%
Equity securities	25-45%	37%
Cash and cash equivalents	0-10%	5%
	100%	100%

Substantially all of the plan assets’ fair value has been determined using significant observable inputs [level 2] from indirect market prices on regulated financial exchanges.

The expected rate of return on plan assets was determined by considering the Company’s current investment mix, the historic performance of these investment categories and expected future performance of these investment categories.

[b]         Termination and long-term service arrangements

Pursuant to labour laws and national labour agreements in certain European countries and Mexico, the Company is obligated to provide lump sum termination payments to employees on retirement or involuntary termination, and long service payments contingent upon persons reaching a predefined number of years of service.

The weighted average significant actuarial assumptions adopted in measuring the Company’s projected termination and long-term service benefit obligations and net periodic benefit cost are as follows:

	2020	2019

Discount rate	2.1%	2.1%
Rate of compensation increase	3.1%	3.1%

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Information about the Company’s termination and long-term service arrangements is as follows:

	2020	2019

Projected benefit obligation
Beginning of year	$446	$394
Current service cost	32	29
Interest cost	8	10
Actuarial (gains) losses and changes in actuarial assumptions	(13)	39
Benefits paid	(27)	(19)
Divestiture	—	(3)
Foreign exchange	32	(4)
Ending funded status — Plan deficit	$478	$446

Amounts recorded in the consolidated balance sheet
Current liability	$10	$9
Non-current liability	468	437
Net amount	$478	$446

Amounts recorded in accumulated other comprehensive income
Unrecognized actuarial losses	$(106)	$(124)

Net periodic benefit cost
Current service cost	$32	$29
Interest cost	8	10
Actuarial losses	6	4
Net periodic benefit cost	$46	$43

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[c]          Retirement medical benefits plans

The Company sponsors a number of retirement medical plans which were assumed on certain acquisitions in prior years. These plans are frozen to new employees and incur no current service costs.

In addition, the Company sponsors a retirement medical benefits plan that was amended during 2009 such that substantially all employees retiring on or after August 1, 2009 no longer participate in the plan.

The weighted average discount rates used in measuring the Company’s projected retirement medical benefit obligations and net periodic benefit cost are as follows:

	2020	2019

Retirement medical benefit obligations	2.4%	3.1%
Net periodic benefit cost	3.1%	4.0%
Health care cost inflation	6.6%	6.8%

Information about the Company’s retirement medical benefits plans are as follows:

	2020	2019

Projected benefit obligation
Beginning of year	$29	$29
Interest cost	1	1
Actuarial losses and changes in actuarial assumptions	1	—
Benefits paid	(1)	(1)
Ending funded status — Plan deficit	$30	$29

Amounts recorded in the consolidated balance sheet
Current liability	$1	$2
Non-current liability	29	27
Net amount	$30	$29

Amounts recorded in accumulated other comprehensive income
Unrecognized actuarial gains	6	11
Total accumulated other comprehensive income	$6	$11

Net periodic benefit cost
Interest cost	$1	$1
Actuarial gains	(1)	(1)
Net periodic benefit cost	$—	$—

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[d]         Future benefit payments

		Termination
	Defined	and long	Retirement
	benefit	service	medical
	pension plans	arrangements	benefits plans	Total

Expected employer contributions - 2021	$13	$10	$1	$24

Expected benefit payments:
2021	$24	$10	$1	$35
2022	25	11	1	37
2023	25	13	1	39
2024	26	15	2	43
2025	27	21	2	50
Thereafter	151	124	8	283
	$278	$194	$15	$487

18.  OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

	2020	2019

Long-term portion of income taxes payable	$199	$234
Deferred revenue	52	74
Asset retirement obligation	39	34
Long-term portion of fair value of hedges [note 21]	5	8
Other	37	21
	$332	$371

19.  CAPITAL STOCK

[a]         At December 31, 2020, the Company’s authorized, issued and outstanding capital stock are as follows:

Preference shares - issuable in series -

The Company’s authorized capital stock includes 99,760,000 preference shares, issuable in series. None of these shares are currently issued or outstanding.

Common Shares -

Common Shares without par value [unlimited amount authorized] have the following attributes:

[i]             Each share is entitled to one vote per share at all meetings of shareholders.

[ii]          Each share shall participate equally as to dividends.

[b]         On November 11, 2020, the Toronto Stock Exchange [“TSX”] accepted the Company’s Notice of Intention to make a Normal Course Issuer Bid relating to the purchase for cancellation, as well as purchases to fund the Company’s stock-based compensation awards or programs and/or the Company’s obligations to its deferred profit sharing plans, of up to 29.6 million Magna Common Shares [the “2020 Bid”], representing approximately 10% of the Company’s public float of Common Shares. The Bid commenced on November 15, 2020 and will terminate no later than November 14, 2021.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Previously, the Company had Normal Course Issuer Bids in place for the 12 month periods beginning in November 2019 and 2018.

The following is a summary of the Normal Course Issuer Bids [number of shares in the table below are expressed in whole numbers]:

	2020		2019
	Shares	Cash	Shares	Cash
	purchased	amount	purchased	amount

2018 Bid	—	$—	23,401,457	$1,159
2019 Bid	5,077,882	203	2,367,106	130
	5,077,882	$203	25,768,563	$1,289

[c]          The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at March 4, 2021 were exercised or converted:

Common Shares	301,877,555
Stock options [i]	6,968,787
308,846,342

[i]             Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company’s stock option plans.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

20.  ACCUMULATED OTHER COMPREHENSIVE LOSS

The following is a continuity schedule of accumulated other comprehensive loss:

	2020	2019

Accumulated net unrealized loss on translation of net investment in foreign operations
Balance, beginning of year	$(907)	$(917)
Net unrealized gain (loss)	348	(18)
Repurchase of shares under normal course issuer bids [note 19]	8	28
Balance, end of year	(551)	(907)

Accumulated net unrealized gain on cash flow hedges [b]
Balance, beginning of year	38	(68)
Net unrealized (loss) gain	(34)	102
Reclassification of net loss to net income [a]	38	4
Balance, end of year	42	38

Accumulated net unrealized loss on other long-term liabilities [b]
Balance, beginning of year	(221)	(190)
Net unrealized loss	(11)	(47)
Reclassification of net loss to net income [a]	8	8
Sale of business	—	8
Balance, end of year	(224)	(221)

Total accumulated other comprehensive loss [c]	$(733)	$(1,090)

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[a]         The effects on net income of amounts reclassified from AOCL, with presentation location, were as follows:

	2020	2019

Cash flow hedges
Sales	$(30)	$(38)
Cost of sales	(21)	33
Income tax	13	1
Net of tax	(38)	(4)

Other long-term liabilities
Cost of sales	(9)	(9)
Income tax	1	1
Net of tax	(8)	(8)

Total loss reclassified to net income	$(46)	$(12)

[b]         The amount of income tax benefit that has been allocated to each component of other comprehensive loss is as follows:

	2020	2019

Accumulated net unrealized loss on translation of net investment in foreign operations	$7	$7

Accumulated net unrealized gain on cash flow hedges
Balance, beginning of year	(14)	23
Net unrealized loss (gain)	12	(36)
Reclassification of net loss to net income	(13)	(1)
Balance, end of year	(15)	(14)

Accumulated net unrealized loss on other long-term liabilities
Balance, beginning of year	35	21
Net unrealized loss	1	15
Reclassification of net loss to net income	(1)	(1)
Balance, end of year	35	35

Total income tax benefit	$27	$28

[c]          The amount of other comprehensive loss that is expected to be reclassified to net income during 2021 is $44 million.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

21.  FINANCIAL INSTRUMENTS

[a]         Foreign exchange contracts

At December 31, 2020, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

	For Canadian dollars		For U.S. dollars
	U.S.	Weighted		Weighted
Buy	dollar	average	Peso	average
(Sell)	amount	rate	amount	rate

2021	131	1.30755	4,077	0.04523
2021	(823)	0.75821	—	—
2022	12	1.32628	1,746	0.04650
2022	(339)	0.76478	—	—
2023	2	1.32885	493	0.04540
2023	(71)	0.75963	—	—
2024	(22)	0.75896	—	—
2025	(5)	0.77039	—	—
	(1,115)		6,316

	For euros
	U.S	Weighted	Czech	Weighted
Buy	dollar	average	koruna	average
(Sell)	amount	rate	amount	rate

2021	171	0.82728	4,053	0.03773
2021	(97)	1.18543	—	—
2022	62	0.81888	2,099	0.03770
2022	(35)	1.19120	—	—
2023	32	0.81565	330	0.03714
2023	(27)	1.22051	—	—
2024	10	0.82558	—	—
2024	(6)	1.25793	—	—
	110		6,482

Based on forward foreign exchange rates as at December 31, 2020 for contracts with similar remaining terms to maturity, the gains and losses relating to the Company’s foreign exchange forward contracts recognized in other comprehensive income are approximately $68 million and $16 million, respectively [note 20].

The Company does not enter into foreign exchange forward contracts for speculative purposes.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[b]   Financial assets and liabilities

The Company’s financial assets and liabilities consist of the following:

	2020	2019

Financial assets
Cash and cash equivalents	$3,268	$1,276
Restricted cash equivalents	106	116
Accounts receivable	6,394	5,927
Private equity investments	267	95
Severance investments	1	1
Long-term receivables included in other assets [note 12]	209	217
	$10,245	$7,632

Financial liabilities
Long-term debt (including portion due within one year)	$4,102	$3,168
Accounts payable	6,266	5,628
	$10,368	$8,796

Foreign currency contracts designated as effective hedges, measured at fair value
Prepaid expenses and other	$52	$46
Other assets	16	24
Other accrued liabilities	(11)	(10)
Other long-term liabilities	(5)	(8)
	$52	$52

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[c]   Derivatives designated as effective hedges, measured at fair value

The Company presents derivatives that are designated as effective hedges at gross fair values in the consolidated balance sheets. However, master netting and other similar arrangements allow net settlements under certain conditions. The following table shows the Company’s derivative foreign currency contracts at gross fair value as reflected in the consolidated balance sheets and the unrecognized impacts of master netting arrangements:

	Gross	Gross
	amounts	amounts
	presented	not offset
	in consolidated	in consolidated	Net
	balance sheets	balance sheets	amounts

December 31, 2020
Assets	$68	$13	$55
Liabilities	$(16)	$(13)	$(3)

December 31, 2019
Assets	$70	$15	$55
Liabilities	$(18)	$(15)	$(3)

[d]         Fair value

The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, restricted cash equivalents, accounts receivable, and accounts payable.

Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

Private equity securities

The Company estimates the value of its private equity securities based on valuation methods using the observable transaction price at the transaction date and other observable inputs including rights and obligations of the securities held by the Company. [Level 3 inputs based on the GAAP fair value hierarchy.]

Term debt

The Company’s term debt includes $129 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the consolidated balance sheet is a reasonable estimate of its fair value.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Senior Notes

The fair value of our Senior Notes are classified as Level 1 when we use quoted prices in active markets and Level 2 when the quoted prices are from less active markets or when other observable inputs are used to determine fair value. At December 31, 2020, the net book value of the Company’s Senior Notes was $3.89 billion and the estimated fair value was $4.23 billion.

[e]          Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, restricted cash equivalents [net of the euro drawn amount], accounts receivable, and foreign exchange and commodity forward contracts with positive fair values.

Cash and cash equivalents and restricted cash equivalents, which consist of short-term investments, are only invested in bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain major financial institutions.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For the year ended December 31, 2020, sales to the Company’s six largest customers represented 78% [2019 - 77%] of the Company’s total sales; and substantially all of its sales are to customers in which the Company has ongoing contractual relationships. The Company continues to closely monitor its customers as a result of the current economic uncertainty. In determining the allowance for expected credit losses, the Company considers changes in customer’s credit ratings, liquidity, customer’s historical payments and loss experience, current economic conditions and the Company’s expectations of future economic conditions.

[f]           Currency risk

The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities’ functional currency, and when materials and equipment are purchased in currencies other than the facilities’ functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts [note 21[a]].

[g]         Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on cash and cash equivalents is impacted more by investment decisions made and the demands to have available cash on hand, than by movements in interest rates over a given period.

In addition, the Company is not exposed to interest rate risk on its term debt and Senior Notes as the interest rates on these instruments are fixed.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

22.  CONTINGENCIES

From time to time, the Company may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, the Company attempts to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, together with potential ranges of probable costs and losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

[a]         In September 2020, the European Commission [the “Commission”] announced that it had reached a settlement with Magna and its  competitors in connection with  two separate bilateral cartels concerning supplies of closure systems,  where the parties coordinated pricing and exchanged  commercially sensitive information in certain instances between 2009 and 2012. As the leniency applicant that revealed the existence of the cartels to the Commission, Magna received full immunity and was not fined.

In September 2014, the Conselho Administrativo de Defesa Economica [“CADE”], Brazil’s Federal competition authority, attended at one of the Company’s operating divisions in Brazil to obtain information in connection with an ongoing antitrust investigation relating to suppliers of automotive door latches and related products [“access mechanisms”].

In May 2019, CADE informed the Company that it completed its preliminary investigation and, based on a review of the evidence, had commenced a formal administrative proceeding into alleged anticompetitive behaviour relating to access mechanisms involving the Company.

Administrative proceedings of this nature can often continue for several years. At this time, management is unable to predict the duration or outcome of the Brazilian administrative proceeding, including whether any operating divisions of the Company will be found liable for any violation of law or the extent or magnitude of any liability, if any. In the event that wrongful conduct is found, CADE may impose administrative penalties or fines taking into account several mitigating and aggravating factors. Administrative fines are tied to the sales in Brazil of the applicable Magna companies in the fiscal year prior to the commencement of the formal administrative proceeding.

The Company’s policy is to comply with all applicable laws, including antitrust and competition laws. The Company has completed its previously announced global review focused on antitrust risk. While Magna does not currently anticipate any material liabilities in connection with the review, we could be subject to restitution settlements, civil proceedings, reputational damage and other consequences, including as a result of the matters specifically referred to above.

[b]         The Company is at risk for product warranty costs, which include product liability and recall costs, and is currently experiencing increased customer pressure to assume greater warranty responsibility. For most types of products, the Company only accounts for existing or probable product warranty claims. However, for certain complete vehicle assembly, powertrain systems and electronics contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements and/or the Company’s warranty experience. Product liability and recall provisions are established based on the Company’s best estimate of the amounts necessary to settle existing claims, which typically take into account: the number of units that may be returned; the cost of the product being replaced; labour to remove and replace the defective part; and the customer’s administrative costs relating to the recall. Where applicable, such provisions are booked net of recoveries from sub-suppliers and along with related insurance recoveries. Due to the uncertain nature of the net costs, actual product liability costs could be materially different from the Company’s best estimates of future costs [note 14].

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

23.  SEGMENTED INFORMATION

[a]         Magna is a global automotive supplier which has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mirrors & lighting, mechatronics and roof systems. Magna also has electronic and software capabilities across many of these areas.

The Company is organized under four operating segments: Body Exteriors & Structures, Power & Vision, Seating Systems and Complete Vehicles. These segments have been determined on the basis of technological opportunities, product similarities, and market and operating factors, and are also the Company’s reportable segments.

The Company’s chief operating decision maker uses Adjusted Earnings before Interest and Income Taxes [“Adjusted EBIT”] as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. Adjusted EBIT is calculated by taking Net income from operations and adding back Income taxes, Interest expense, net, and Other expense, net.

The accounting policies of each segment are the same as those set out under “Significant Accounting Policies” [note 1]. All intersegment sales and transfers are accounted for at fair market value.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[a]         The following tables show segment information for the Company’s reporting segments and a reconciliation of Adjusted EBIT to the Company’s consolidated income before income taxes:

	2020
				Depreciation
	Total	External	Adjusted	and	Equity
	sales	sales	EBIT	amortization	income

Body Exteriors & Structures	$13,550	$13,292	$817	$727	$—
Power & Vision	9,722	9,553	495	464	(179)
Seating Systems	4,455	4,433	107	73	(6)
Complete Vehicles	5,415	5,363	274	84	(3)
Corporate & Other [i]	(495)	6	(17)	18	(1)
Total Reportable Segments	$32,647	$32,647	$1,676	$1,366	$(189)

	2019
				Depreciation	Equity
	Total	External	Adjusted	and	(income)
	sales	sales	EBIT	amortization	loss

Body Exteriors & Structures	$16,458	$16,110	$1,299	$710	$(3)
Power & Vision	11,312	11,103	747	464	(174)
Seating Systems	5,577	5,548	312	66	(4)
Complete Vehicles	6,707	6,661	144	84	(1)
Corporate & Other [i]	(623)	9	43	21	4
Total Reportable Segments	$39,431	$39,431	$2,545	$1,345	$(178)

	2020
				Fixed	Fixed
	Net			assets,	asset
	assets	Investments	Goodwill	net	additions

Body Exteriors & Structures	$7,536	$31	$483	$4,725	$581
Power & Vision	5,529	371	1,315	2,666	440
Seating Systems	1,118	144	176	418	70
Complete Vehicles	671	80	121	578	34
Corporate & Other [i]	710	321	—	88	20
Total Reportable Segments	$15,564	$947	$2,095	$8,475	$1,145

	2019
				Fixed	Fixed
	Net			assets,	asset
	assets	Investments	Goodwill	net	additions

Body Exteriors & Structures	$7,906	$31	$458	$4,827	$713
Power & Vision	5,626	899	1,238	2,299	577
Seating Systems	1,219	134	169	412	76
Complete Vehicles	735	2	111	593	69
Corporate & Other [i]	468	144	—	129	6
Total Reportable Segments	$15,954	$1,210	$1,976	$8,260	$1,441

[i]    Included in Corporate and Other Adjusted EBIT are intercompany fees charged to the automotive segments.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[b]         The following table reconciles Net income from operations to Adjusted EBIT:

	2020	2019

Net Income	$677	$1,632
Add:
Interest expense, net	86	82
Other expense, net	584	240
Income taxes	329	591
Adjusted EBIT	$1,676	$2,545

[c]          The following table shows Net Assets for the Company’s reporting segments:

	2020	2019

Total Assets	$28,605	$25,790
Deduct assets not included in segment net assets:
Cash and cash equivalents	(3,268)	(1,276)
Deferred tax assets	(372)	(308)
Long-term receivables from joint venture partners	(66)	(71)
Deduct liabilities included in segment net assets:
Accounts payable	(6,266)	(5,628)
Accrued salaries and wages	(815)	(753)
Other accrued liabilities	(2,254)	(1,800)
Segment Net Assets	$15,564	$15,954

[d]         The following table aggregates external revenues by customer as follows:

	2020	2019

General Motors	$4,921	$5,732
BMW	4,714	5,469
Daimler AG	4,596	4,887
Ford Motor Company	4,004	5,270
Fiat Chrysler Automobiles	3,958	5,173
Volkswagen	3,510	4,001
Other	6,944	8,899
	$32,647	$39,431

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[e]          The following table summarizes external revenues and long-lived assets by geographic region:

	External Sales		Fixed Assets, Net
	2020	2019	2020	2019

North America
United States	$8,210	$9,702	$1,610	$1,661
Canada	4,144	5,353	974	993
Mexico	3,359	4,294	1,247	1,287
	15,713	19,349	3,831	3,941
Europe
Austria	6,817	8,279	867	872
Germany	4,366	4,878	1,095	1,090
Czech Republic	912	899	293	276
Poland	535	689	221	201
Russia	345	434	120	134
Spain	323	431	82	79
United Kingdom	292	422	214	209
Italy	256	527	265	244
Turkey	247	293	9	10
France	142	201	62	55
Slovakia	126	139	283	223
Other Europe	111	139	222	215
	14,472	17,331	3,733	3,608
Asia Pacific
China	1,921	1,947	758	528
India	79	144	89	98
Other Asia Pacific	31	73	6	5
	2,031	2,164	853	631
Rest of World	431	587	58	80
	$32,647	$39,431	$8,475	$8,260

24.       SUBSEQUENT EVENT

Normal Course Issuer Bid

Subsequent to December 31, 2020, the Company purchased 350,000 Common Shares for cancellation and 138,027 Common Shares to satisfy stock-based compensation awards, each under an existing normal course issuer bid for cash consideration of $42 million.